UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2002

OR

☐    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 000-20969

A.    Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

HIBBETT SPORTING GOODS, INC.
EMPLOYEE STOCK PURCHASE PLAN

B.    Name of issuer of security held pursuant to the Plan and the address of its principal executive office:

451 Industrial Lane
Birmingham, Alabama 35211

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 30, 2002	By: /s/ Gary A. Smith Gary A. Smith Vice President and Chief Financial Officer

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

The Administrator of the Hibbett Sporting Goods, Inc. Employee Stock Purchase Plan:

We have audited the accompanying statement of net assets available for benefits of the Hibbett Sporting Goods, Inc. Employee Stock Purchase Plan as of June 30, 2002, and the related statement of changes in net assets for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on financial statements based on our audit. The 2001 statement of net assets available for benefits and the related statement of changes in net assets for the year then ended were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those statements in their report dated September 12, 2001.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the plan administrator, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Hibbett Sporting Goods, Inc. Employee Stock Purchase Plan as of June 30, 2002, and changes in its net assets available for benefits for the year ended June 30, 2002, in conformity with accounting principles generally accepted in the United States of America.

KPMG, LLP
Birmingham, Alabama
September 27, 2002

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Administrator of the Hibbett Sporting Goods, Inc. Employee Stock Purchase Plan:

We have audited the accompanying statements of net assets available for benefits of the Hibbett Sporting Goods, Inc. Employee Stock Purchase Plan as of June 30, 2001 and June 30, 2000, and the related statements of changes in net assets for the years ended June 30, 2001 and June 30, 2000. These financial statements are the responsibility of the Plan’s administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the plan administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Hibbett Sporting Goods, Inc Employee Stock Option Purchase Plan as of June 30, 2001 and June 30, 2000, and changes in its net assets available for benefits for the years ended June 30, 2002 and June 30, 2000, in conformity with accounting principles generally accepted in the United States.

ARTHUR ANDERSEN, LLP
Birmingham, Alabama
September 12, 2001

See Exhibit 24

HIBBETT SPORTING GOODS, INC. EMPLOYEE STOCK PURCHASE PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
JUNE 30, 2002 AND 2001

	2002	2001
Cash held by Hibbett Sporting Goods, Inc.	$35,574	$23,925

Total net assets	$35,574	$23,925

HIBBETT SPORTING GOODS, INC. EMPLOYEE STOCK PURCHASE PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED JUNE 30, 2002 AND JUNE 30, 2001

	2002	2001
Net assets, beginning of period	$23,925	$42,154

Participant deposits	108,068	81,166

Deposits used for stock purchases	(96,419)	(99,395)

Net assets, end of period	$35,574	$23,925

The accompanying notes are an integral part of these statements.

HIBBETT SPORTING GOODS, INC. EMPLOYEE STOCK PURCHASE PLAN
NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF PLAN:

On September 13, 1996, the Board of Directors of Hibbett Sporting Goods, Inc. (the “Company”) approved the adoption of Hibbett Sporting Goods, Inc. Employee Stock Purchase Plan (the “Plan”). The following description of the Plan is provided for general information only. Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.

The Plan provides employees of the Company an opportunity to purchase shares of common stock of the Company. The Plan is intended to qualify as an employee stock purchase plan under Section 423 of the Internal Revenue Code of 1986, as amended, and is therefore not subject to Federal and state income taxes.

Participants of the Plan may purchase shares of the Company’s common stock through payroll deductions during the plan year. Payroll deductions may be from a minimum of 1% up to a maximum of 10% of the participant’s eligible pay each period. On the first day of each calendar quarter, a participant is deemed to have been granted an option to purchase a maximum number of shares of common stock of the Company as defined in the Plan.

The Company establishes a withholding account for each participant and all payroll deductions made for a participant are credited to his or her account under the Plan. Amounts are held in these accounts and on a quarterly basis the options are exercised at a price of the lower of 85% of the fair value of the common stock on the first day of the calendar quarter or 85% of the fair value of the common stock on the last day of the calendar quarter.

The Plan is administered by a committee appointed by the Board of Directors consisting of not less than two Board members.

2.	PARTICIPANT AND PLAN TERMINATIONS:

Although it has not expressed any intent to do so, the Company has the right under the Plan to alter, suspend, amend or terminate the Plan. In the event of plan termination, the participant’s rights to acquire stock continues until the end of the current option period, at which time the balance of a participant’s withholding account would be returned to the participant and no further contributions would be accepted. Subject to the right of the Board of Directors to terminate the Plan prior thereto, the Plan will terminate and there shall be no further offerings upon the earlier of: (1) the issuance of 112,500 shares of common stock reserved for employee purchase as defined in Section 10.1 of the Plan Agreement, or (2) the end of the fortieth quarterly offering. As of June 30, 2002, plan participants had purchased 34,462 shares of common stock.

3.	ACCOUNTING POLICY:

The accompanying financial statements have been prepared on the accrual basis of accounting. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan’s management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

4.	PLAN OBLIGATIONS:

As of June 30, 2002 and 2001, the Plan was obligated to purchase 1,572 and 1,443 shares of the Company’s common stock for participants of the Plan, respectively. The fair value of the Company’s common stock on June 28, 2002, and April 2, 2002, was $25.40 and $23.00 per share, respectively, and $24.71 and $18.00 per share on June 29, 2001, and April 2, 2001, respectively. All common stock acquired in connection with the Plan is distributed directly to participants.

5.	INCOME AND EXPENSES:

All expenses of the Plan are paid by the Company on behalf of the Plan. The Company is not required to, and does not, pay interest on amounts held in withholding accounts for participants of the Plan. Participants are not taxed upon receipt or exercise of options. Participants are taxed upon disposition of shares purchased under the Plan.

6.	STOCK SPLIT

On January 10, 2002, the Board of Directors declared a 3-for-2 stock split on the Company’s Common Stock to holders of record on February 1, 2002. All share and per share data presented reflect the 3-for-2 stock split.

INDEX TO EXHIBITS

Exhibit
Number

4.1
Hibbett Sporting Goods, Inc. Employee Stock Purchase Plan (incorporated by reference to exhibit filed in Amendment No. 2 to the Company’s Registration Statement on Form S-1 (Registration No. 333-07023), filed with the Securities and Exchange Commission September 16, 1996).

4.2
Summary Plan Description of Hibbett Sporting Goods, Inc. Employee Stock Purchase Plan (incorporated by reference to exhibit filed in Amendment No. 2 to the Company’s Registration Statement on Form S-1 (Registration No. 333-07023), filed with the Securities and Exchange Commission September 16, 1996).

23	Consent of KPMG LLP*

24	Notice Regarding Arthur Andersen LLP*

* Filed herewith